SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C. 20549
                         ---------------
                         Amendment No. 8
                                to
                          Schedule 14D-1
                      Tender Offer Statement
 Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934
                               and
                           Statement on
                           Schedule 13D
            Under the Securities Exchange Act of 1934

                           Big B, Inc.
                    (Name of Subject Company)
                         ---------------
                       RDS Acquisition Inc.
                         Revco D.S., Inc.
                            (Bidders)
                         ---------------

             Common Stock, Par Value $0.001 Per Share
     (Including the Associated Common Stock Purchase Rights)
                  (Title of Class of Securities)
                            0888917106
             (CUSIP Number of Classes of Securities)
                         ---------------

                       Jack A. Staph, Esq.
       Senior Vice President, Secretary and General Counsel
                         Revco D.S., Inc.
                     1925 Enterprise Parkway
                       Twinsburg, OH 44087
                          (216) 487-1667
   (Name, Address and Telephone Number of Persons Authorized to
     Receive Notices and Communications on Behalf of Bidders)
                         ---------------
                             Copy to:
                        Richard Hall, Esq.
                     Cravath, Swaine & Moore
                         Worldwide Plaza
                        825 Eighth Avenue
                  New York, New York 10019-7475
                          (212) 474-1293


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          RDS Acquisition Inc. (the "Purchaser") and Revco D.S.,
Inc. ("Parent") hereby amend and supplement their Tender Offer Statement on Schedule 14D-1 and Statement on Schedule 13D (as amended prior to the date hereof, the "Schedule 14D-1"), originally filed on September 10, 1996, with respect to their offer to purchase all outstanding shares of Common Stock, par value $0.001 per share, including the associated common stock purchase rights, of Big B, Inc., an Alabama corporation (the "Company"), as set forth in this Amendment No. 8. Capitalized terms not defined herein have the meanings assigned thereto in the Schedule 14D-1.

          Item 10. Additional Information.

          (e) On October 7, 1996, the Honorable Judge William M. Acker, Jr., of the United States District Court for the Northern District of Alabama, Southern Division, issued an order indefinitely continuing the hearing originally scheduled for October 18, 1996 to consider Revco's motion for a preliminary injunction enjoining, among other things, the operation and enforcement of the Rights Agreement, unless the parties subsequently request a hearing date, in the case entitled Big B, Inc. v. Revco D.S., Inc., et al. (96-AR-2496-S).

          Item 11. Material to be Filed as Exhibits.

          (g)(9) Order issued October 7, 1996, by the Honorable
Judge William M. Acker, Jr., of the United States District Court for the Northern District of Alabama, Southern Division.

                            SIGNATURE


          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 8 is true, complete and correct.

Dated:  October 10, 1996

                              REVCO D.S., INC.,

                                 by
                                   /s/ Jack A. Staph
                                   -----------------------------
                                   Name:  Jack A. Staph
                                   Title: Senior Vice President,
                                          Secretary and General
                                          Counsel


                              RDS ACQUISITION INC.,

                                 by
                                   /s/ Jack A. Staph
                                   -----------------------------
                                   Name:  Jack A. Staph
                                   Title: Vice President and Secretary

                          Exhibit Index


                                                             Page

Exhibit (g)(9)     Order issued October 7, 1996, by
                   the Honorable Judge William M.
                   Acker, Jr., of the United States
                   District Court for the Northern
                   District of Alabama, Southern
                   Division.